November 9, 2006

Harvest Energy Trust
Harvest Operations Corp.
2100, 330 - 5th Avenue SW
Calgary, AB T2P 0L4

Dear Sirs:

Re: Offering of Trust Units and Convertible Unsecured Subordinated Debentures of Harvest Energy Trust - Amendment to Underwriting Agreement dated October 25, 2006

Reference is made to the underwriting agreement (the "Underwriting Agreement") dated October 25, 2006 among CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation (collectively, the "Underwriters") and Harvest Energy Trust (the "Trust") and Harvest Operations Corp. ("Harvest Operations") and to the letter agreement (the "Letter Agreement") dated November 7, 2006 among CIBC World Markets Inc. and TD Securities Inc., on their own behalf and on behalf of the other Underwriters, and the Trust and Harvest Operations.

The Underwriters, the Trust and Harvest Operations wish to amend the Underwriting Agreement as follows:

1. INTERPRETATION

This amendment is supplemental to and shall form one agreement with the Underwriting Agreement and the Letter Agreement, and the Underwriting Agreement, the Letter Agreement and this amendment shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument. Capitalized terms referred to herein and not otherwise defined shall have the same meanings as set forth in the Underwriting Agreement.

2. AMENDMENT

The Underwriting Agreement is hereby amended by:

(a)   deleting in its entirety the definition of Firm Units from the first paragraph on the face page of the Underwriting Agreement and substituting "8,260,000 trust units (the "Firm Units") of the Trust" therefor;

(b)   deleting in its entirety the definition of Firm Debentures from the first paragraph on the face page of the Underwriting Agreement and substituting "330,000 convertible unsecured subordinated debentures of the Trust (the "Firm Debentures")" therefor;

(c)   deleting in its entirety the phrase "an interest rate of 6.30% per annum" from the first paragraph on the face page of the Underwriting Agreement and substituting "an interest rate of 7.25% per annum" therefor;

(d)   deleting in its entirety the phrase "a conversion price of $38.50 per Trust Unit" from the first paragraph on the face page of the Underwriting Agreement and substituting "a conversion price of $32.20 per Trust Unit" therefor;

(e)   deleting in its entirety the phrase "at a price of $31.75 per Firm Unit" from the second paragraph on the face page of the Underwriting Agreement and substituting "at a price of $27.25 per Firm Unit" therefor;

(f)   deleting in its entirety the phrase "being an aggregate purchase price of $500,012,500" from the second paragraph on the face page of the Underwriting Agreement and substituting "being an aggregate purchase price of $555,085,000" therefor;

(g)   deleting in its entirety the definition of Over-Allotment Units from the third paragraph on the face page of the Underwriting Agreement and substituting "up to 1,239,000 additional Trust Units (the "Over-Allotment Units")" therefor;

(h)   deleting in its entirety the phrase "$31.75 per Over-Allotment Unit" from the third paragraph on the face page of the Underwriting Agreement and on the second page of the Underwriting Agreement and substituting "$27.25 per Over-Allotment Unit" therefor;

(i)   deleting in its entirety the definition of Over-Allotment Debentures from the third paragraph on the face page of the Underwriting Agreement and substituting "up to 49,500 additional Debentures (the "Over-Allotment Debentures")" therefor;

(j)   deleting in its entirety the definition of Underwriting Fee from the second paragraph on the second page of the Underwriting Agreement and substituting "a fee of $1.3625 per Trust Unit and a fee of $40 per Debenture (the "Underwriting Fee")" therefor;

(k)   deleting in its entirety the phrase "6.30% convertible unsecured subordinated debentures of the Trust" in subsection 1.1(k) of the Underwriting Agreement and substituting "7.25% convertible unsecured subordinated debentures of the Trust" therefor;

(l)   deleting in their entirety subsections 1.1(u)(iv) and 1.1(u)(v) of the Underwriting Agreement and substituting the following therefor:

"(iv) the unaudited interim comparative consolidated financial statements of the Trust as at and for the three and nine month periods ended September 30, 2006, together with the notes thereto;"

"(v) the management's discussion and analysis of the financial conditions and results of operations of the Trust for the three and nine month periods ended September 30, 2006;";

(m)   re-numbering the existing subsection 1.1(u)(xi) as 1.1(u)(xii), and adding, immediately after the existing subsection 1.1(u)(x), the following as subsection 1.1(u)(xi):

"(xi)  the material change report dated November 2, 2006 announcing the offering of the Offered Securities; and";

(n)   deleting in its entirety the definition of "Trust Financial Statements" in subsection 1.1(jjj) and substituting the following therefor:

(jjj)  "Trust Financial Statements" means, collectively, the audited comparative consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated income and cash flows for the years then ended, together with the notes thereto and the auditors' report thereon, and the unaudited consolidated balance sheets of the Trust as at September 30, 2006 and 2005 and the consolidated statement of income and accumulated income and cash flows for the periods then ended, together with the notes thereto;

(o)   deleting in its entirety subsection 10.1(d) of the Underwriting Agreement and substituting the following therefor:

"(d) subject to Section 10.2, from and after November 9, 2006 and prior to the Closing Time or the Additional Closing Time, as applicable, there is announced any changes or proposed change or any modification, clarification or supplement to any previously announced changes or proposed changes in the income tax laws of Canada or the interpretation or administration thereof and such change would, in its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Securities;"; and

(p)   adding, immediately after Section 10.1, the following as Section 10.2:

"10.2 The Underwriters agree with each of the Trust and Harvest Operations to waive any and all rights of the Underwriters to terminate and cancel their obligations under the Underwriting Agreement which result solely from the announcement by the Federal Minister of Finance on October 31, 2006 of proposals to amend the Income Tax Act (Canada) (the "October 31, 2006 Proposals"). Notwithstanding the foregoing, the Trust, Harvest Operations and the Underwriters agree that the foregoing waiver shall not apply to:

(i)    any modification, clarification or supplement to the October 31, 2006 Proposals which are announced on or after November 9, 2006 and prior to the Closing Time or the Additional Closing Time, as applicable; or

(ii)   any matter not related to the October 31, 2006 Proposals, whether arising before or after November 9, 2006,

which in the opinion of an Underwriter, acting reasonably, would have a significant adverse effect on the market price or value of the Offered Securities."

(q)   deleting in their entirety all references to 6.30% in Schedule "A" (including, without limitation, the exhibits thereto) to the Underwriting Agreement and substituting "7.25%" therefor.

3. MISCELLANEOUS

3.1     This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

3.2     If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

3.3     This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

3.4     The Underwriting Agreement, as amended by the Letter Agreement and this amendment, and all covenants, terms and provisions thereof, except as expressly amended by the Letter Agreement and this amendment, shall be and continue to be in full force and effect, unamended, in accordance with the provisions thereof.

3.5     Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Underwriters.

Yours truly,

CIBC WORLD MARKETS INC.		TD SECURITIES INC.
By:	"Arthur Korpach"	By:	"Alec Clark"

RBC DOMINION SECURITIES INC.		SCOTIA CAPITAL INC.
By:	"Derek Neldner"	By:	"Craig Langpap"

BMO NESBITT BURNS INC.		HSBC SECURITIES (CANADA) INC.

By:	"Aaron W. Engen"	By:	"Rod A. McIsaac"

NATIONAL BANK FINANCIAL INC.		FIRSTENERGY CAPITAL CORP.
By:	"Robert B. Wonnacott"	By:	"Hugh R. Sanderson"

CANACCORD CAPITAL CORPORATION

By:	"Karl B. Staddon"

Accepted as of the 9th day of November, 2006.

HARVEST ENERGY TRUST, by its		HARVEST OPERATIONS CORP.
attorney, HARVEST OPERATIONS CORP.

By:	"Robert W. Fotheringham"	By:	"Robert W. Fotheringham"